NEXA RESOURCES ANNOUNCES CEO TRANSITION

Luxembourg, September 16, 2021 - As part of its executive succession planning, Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) announced today that Mr. Ignacio Rosado has been selected to replace current President and Chief Executive Officer (“CEO”) Mr. Tito Martins. Mr. Rosado will join Nexa on November 1, 2021 and start an orderly transition process with Mr. Martins, who will remain as CEO until December 31, 2021 to assist during the transition period.

Mr. Rosado, 52 years old, joins Nexa with more than 16 years of experience in the metals and mining industry, and extensive board experience in different countries. Mr. Rosado led the initial public offering of Hochschild Mining Plc, and its acquisition strategy on Canadian Mining Assets. He also led the reorganization and transformation of Volcan Compañia Minera S.A.A. (“Volcan”) which included the construction of two new polymetallic mines and the issuance of bonds for more than US$1 billion. Prior to joining Nexa Resources, Mr. Rosado was the CEO of Volcan since 2014 and its Deputy CEO since 2010. Prior to Volcan, he served as Director and Chief Financial Officer at Hochschild Mining Plc. since 2005 and as a Senior Project Manager at McKinsey & Company since 2000. During his career, he also served on the Board of Directors of Lake Shore Gold Corp., Zincore Metals, Cordoba Minerals, and Kaizen Discovery. He graduated with a degree in Economics in 1992 from Universidad del Pacifico and an MBA from the Ross School of Business, University of Michigan in 2000.

“As part of our long-term CEO succession planning, and following an extensive and careful search by the nominating and governance committee of our Board of Directors, we believe Mr. Rosado is uniquely qualified to build on the Company’s achievements under Mr. Martins’ leadership, and we are confident in his ability to continue Nexa’s strong results, creating sustainable value”, said Jaime Ardila, Chairman of the Board of Directors.

Mr. Martins has led the Company since 2012, was the architect of its reorganization and its 2017 initial public offering and laid the foundations for its continued leadership in the mining and metals industry. He also started the Nexa Way program which strengthened our business model and transformed our culture, and oversaw the construction and development of the world-class Aripuanã project, Nexa’s sixth underground mine in Brazil. This project is part of the Company’s strategy to further integrate mining and smelting operations.

“We are grateful to Tito for his leadership and years of service to Nexa Resources, and his contributions to the Company have set us up for continued success in the years to come”, said Mr. Ardila.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2020 and also one of the top five metallic zinc producers worldwide in 2020, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Roberta Varella – Head of Investor Relations

ir@nexaresouces.com

+55 11 3405-5601